February 26, 2019

Joel Parker

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Cloud Peak Energy Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed October 26, 2018
File No. 001-34547

Dear Mr. Parker:

On behalf of Cloud Peak Energy Inc. (the “Company”), this letter sets forth the Company’s response to the verbal comment of the Staff (the “Staff”) of the Office of Beverages, Apparel, and Mining of the Securities and Exchange Commission (the “Commission”) provided to the Company on February 12, 2019 (the “Comment”), with respect to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 (File No. 001-34547) (the “Form 10-Q”).  For your convenience, we have repeated in bold type the Comment as we understand it.  The Company’s response to the Comment is set forth immediately below the text of the Comment.

Form 10-Q for the Quarterly Period Ended September 30, 2018

1.              Please clarify how you considered the difference between your book value of equity in relation to your declining market capitalization in determining whether impairment testing was required and in estimating your future cash flows.

RESPONSE:

ASC 360-10-35-21 states that:

A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a.  A significant decrease in the market price of a long-lived asset (asset group)

b.  A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c.  A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d.  An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

CLOUD PEAK Energy INC. | 385 Interlocken Crescent, Suite 400  | Broomfield, CO 80021

T+1 720 566 2900 | F+1 720 566 3090  |  www.cloudpeakenergy.com

e.  A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f.  A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.  The term more likely than not refers to a level of likelihood that is more than 50 percent.

None of the Company’s three mines (including developed and undeveloped properties) had experienced any circumstance that would lower the projected undiscounted cash flows over the life of the mine since the time that the last Step 1 impairment test was performed as of June 30, 2016. Additionally, as of June 30, 2016, the market capitalization of the Company was approximately $125 million, which was significantly lower than the market capitalization of the Company as of September 30, 2018 of approximately $175 million; therefore, management concluded that no triggering event had occurred.

Management believes that the following support a wide disconnect between the book value of equity and the market capitalization of a coal company based solely on its share price:

1)             The book value of asset groups is supported by undiscounted cash flows, which are not directly correlated to market capitalization.

2)             The risk currently associated with the thermal coal market (i.e. high discount rate).

3)             Market capitalization incorporates SG&A overhead costs, which are significant.

4)             20 year average life of mine discount period.

For instance, using a 15% discount rate, which we consider appropriate for the Company based on the higher risk premium associated with the thermal coal market, coupled with the Company’s current liquidity position, the difference between the undiscounted cash flows and the discounted cash flows over the 20 year average life (reserves divided by production) of our three mines is over $1 billion.  Additionally, the discounted cash flows are burdened with corporate overhead costs over the life of the mine, which is modeled to be approximately $250 million on a discounted basis.  ASC 360 does not require cash generating units to be burdened with corporate overhead.

As of September 30, 2018, Cloud Peak had total assets of approximately $1.7 billion.  We had total liabilities of about $700 million and book equity of just under $1 billion at that time.  Our long-lived assets as of September 30, 2018 were approximately $1.3 billion and if you deduct $1 billion in discounting differences and the $250 million in discounted corporate overhead, the implied enterprise value of the equity is very low or even slightly negative.  This further supports the large difference between the book value of equity and the market capitalization of the Company at September 30, 2018.

*                                         *                                         *

Pursuant to your request, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (720) 566-2934 or to Shelley Barber at Vinson & Elkins L.L.P. at (212) 237-0022.

Respectfully,

CLOUD PEAK ENERGY INC.

By:	/s/ Heath A. Hill
	Name:	Heath A. Hill
	Title:	Executive Vice President and Chief Financial Officer

cc:        Bryan Pechersky (Cloud Peak Energy Inc.)